EXHIBIT 1

                                  [TRANSLATION]

                                                                December 7, 2008

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                  PRESS RELEASE

                    IN THE LAST QUARTER OF THE YEAR THE BANK
                      IS EXPECTED TO PAY THE BALANCE OF THE
                           DEBT TO THE BANK OF ISRAEL

                            THE PRIVATIZATION OUTLINE
                       FOR THE INDUSTRIAL DEVELOPMENT BANK
                                  WAS APPROVED

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At its meeting on December 4, 2008, the Board of Directors of the Industrial
Development Bank approved the financial statements as of September 30, 2008. The net profit amounted to NIS 0.5 million in the third quarter of 2008 and NIS 9.5 million in the first nine months of the year, compared with NIS 4.6 million and NIS 13.6 million in 2007, respectively.

DR. RAANAN COHEN, THE CHAIRMAN OF THE BOARD OF DIRECTORS AND URI GALILI, THE GENERAL MANAGER OF THE BANK stressed that the court's approval a few days ago of the compromise and arrangement plan between the Bank and its shareholders, its principal aspect being an outline for the sale of most of the Bank's shares and the redemption of the remainder, makes it possible for the Governmnent Companies Authority to privatize the Bank at any time.

Following the court's approval of the arrangement plan, the State of Israel must return to the Bank approximately NIS 860 million from the perpetual deposits that the Bank deposited with the Treasury. Together with the repayment, the Bank will pay the balance of the line of credit made available to the Bank by the Bank of Israel amounting to approximately NIS 352 million as of September 30, 2008.

With this, the Industrial Development Bank will have paid the full amount of the credit line that was made available to the Bank by the Bank of Israel at the end of 2002, in the amount of NIS 2.2 million. ACCORDING TO DR. RAANAN COHEN AND URI GALILI "THIS IS A REMARKABLE ACCOMPLISHMENT AND REFLECTS THE ENORMOUS SUCCESS WHICH NO ONE FORESAW A FEW YEARS AGO, WHICH WAS ACHIEVED BY INTENSIVE AND PROFESSIONAL WORK OF THE STAFF AND MANAGEMENT."


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THE EQUITY OF THE BANK, INCLUDING PREFERENCE SHARES, totaled approximately NIS
604 million as of September 30, 2008 compared with NIS 557 as of December 31, 2007 and approximately NIS 546 million as of September 30, 2007.

THE NET PROFIT OF THE BANK in the third quarter of 2008 totaled NIS 0.5 million compared with NIS 4.6 million in the third quarter of 2007. In the first nine months of 2008, the net profit amounted to NIS 9.5 million, compared with NIS
13.6 million in the same period last year

PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCES FOR DOUBTFUL DEBTS for the first nine months of 2008 amounted to NIS 29.1 million compared with NIS 27.5 million for the comparable period of 2007. The increase in the profit from financing operations is primarily a result of a decrease in the extent of problematic loans classified as non-income bearing.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In the first nine months of 2008 this item recorded income in the amount of NIS 16.6 million compared with income in the amount of NIS 0.9 million in the first nine months of 2007. In the third quarter of 2008 this item recorded income in the amount of NIS 0.8 million compared with an income of NIS 3.1 million in the comparable period last year. The prominent component in this item during the first nine months of 2008 is the collection of debts that had been written off in the past in the amount of NIS 8.3 million, the collection of which stemmed primarily from a one-time payment from the agricultural settlement sector as a result of the sale of the kibbutz holdings in the shares of Tnuva..

PROFIT FROM FINANCING OPERATIONS AFTER ALLOWANCE FOR DOUBTFUL DEBTS amounted to NIS 45.7 million in the first nine months of the year compared with NIS 28.4 million in the first nine months of 2007.

INCOME FROM OPERATING AND OTHER ACTIVITIES showed an income of NIS 0.8 million in the first nine months of 2008 compared with NIS 8.4 million in the first nine months of 2007. The principal component in which there was a change, was a loss from investment in shares totaling NIS 0.5 million, compared with a profit of NIS 6.1 million in the first nine months of 2007.

OPERATING AND OTHER EXPENSES totaled NIS 34.6 million in the first nine months of 2008 compared with NIS 23.2 million in the comparable period of 2007. The increase in operating expenses is primarily a result of the fact that following the government's resolution to privatize the Bank, the Board of Directors of the Bank approved a supplement to the special payments that will be paid to the employees at the time of the termination of their employment. This supplement totals approximately NIS 11 million for which an expense is included in the early retirement item.


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TOTAL CREDIT TO THE PUBLIC, excluding credit guaranteed by the State of Israel to the Israel Electric Company Ltd. out of a deposit of the State with the Bank, amounted to NIS 412 million as of September 30, 2008 compared with NIS 558 million as of December 31, 2007.

THE BALANCE SHEET AMOUNT FOR PROBLEMATIC BORROWERS amounted to NIS 237.2 million as of September 30, 2008 as compared with NIS 308.9 million as of December 31, 2007.

THE BALANCE OF THE CREDIT LINE GRANTED TO THE BANK BY THE BANK OF ISRAEL amounted to approximately NIS 352 million as of September 30, 2008 as compared with NIS 481 million as of December 31, 2007.